Fort Ghent Brokerage LLC

Statement of Financial Condition

DECEMBER 31, 2017

Fort Ghent Brokerage LLC

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Financial Condition   2

    Notes to Financial Statements   3-5

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Fort Ghent LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fort Ghent LLC, as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2017 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co., P.C.

We have served as the Company's auditors since 2017.

New York, NY
March 14, 2018

Fort Ghent Brokerage LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash	$	17,287
Accounts Receivable		6,115
Prepaid Expense		4,084
Total assets	$	27,486
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	13,910
Total liabilities		13,910
Members' Equity		13,576
Total liabilities and members' equity	$	27,486

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Fort Ghent Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a dual member limited liability company; the two members are active principals in the Firm. The Company was organized under the laws of the State of New York on November 1, 2013. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (FINRA) on August 4, 2014. The Company exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of New York State. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured. Revenue in the form of restricted securities is valued at fair market value, taking into account the above parameters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

Level 3 - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

At December 31, 2017, the Company had no assets that required valuation under this standard.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

The Company earned a 100% of its advisory fee revenues from one client in 2017.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate by means of common ownership whereby certain overhead expenses are allocated to the Company. During the year, certain amounts were charged to the Company. These amounts were not paid, the debt was forgiven, and the balance formerly owed included as a capital contribution.

Rent and occupancy expenses	$7200
Email	728
Insurance	704
Professional services	3590
Total	$11,484

There are no other transactions with related parties of the firm.

NOTE 5. INCOME TAXES

The Company is a limited liability company and as such is not subject to Federal or state income taxes. Federal and State income taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2014.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 7. ACCOUNTING PRONOUNCEMENTS

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had net capital of $9,492, which exceeded the Company's minimum net capital requirement of $5,000 by $4,492. The Company's percentage of aggregate indebtedness to net capital was 147% at December 31, 2017.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2018, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.